PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, Texas 75254
March 18, 2009
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	PMFG, Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-152482
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), PMFG, Inc. (the “Company”) hereby requests the withdrawal, effective immediately, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto.
     The Company has determined not to pursue the sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.
     Should you have any questions, or require any additional information, please do not hesitate to call me at (972) 559-6340, or in my absence, James E. O’Bannon of Jones Day, counsel to the Company, at (214) 969-3766.

Sincerely,
/s/ Melissa G. Beare

Melissa G. Beare
Vice President, General Counsel and Corporate Secretary

cc: James E. O’Bannon, Jones Day